

SECURITI 05040927 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Securities Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Brooks — 734-663-1611 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Securities Company LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Manager

Title



Notary Public

KAREN S. CARROLL
Notary Public, Washtenaw County, MI
My Commission Expires Jan. 4, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sammons Securities Company, LLC
Table of Contents
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
Sammons Securities Company, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of Sammons Securities Company, LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 4, the Company has extensive transactions and relationships with its corporate members. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.



February 24, 2005

Sammons Securities Company, LLC

Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,257,490
Commissions receivable	860,894
Interest receivable	17,586
Other receivables	57,481
Total assets	$ 3,193,451
Liabilities and Members' Equity	
Commissions payable	$ 1,147,591
Accrued liabilities	261,818
Total liabilities	1,409,409
Members' Equity:	
Members' contributions	1,250,000
Retained earnings	534,042
Total members' equity	1,784,042
Total liabilities and members' equity	$ 3,193,451

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC

Statement of Income
For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 18,927,190
Interest	162,213
Representative fees	586,860
Other revenues	717,083
Total revenues	20,393,346
Expenses:	
Commissions	15,481,281
Management fees	2,496,111
Representative licensing fees	240,207
Other expenses	662,309
Total expenses	18,879,908
Net income	$ 1,513,438

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2004

	Members' Contributions	Distributions	Retained Earnings/(Deficit)	Total
Balances, January 1, 2004	$ 1,250,000	$ -	$ (121,446)	$1,128,554
Net income			1,513,438	1,513,438
Distributions		$ (857,950)		(857,950)
Balances, December 31, 2004	$ 1,250,000	$ (857,950)	$ 1,391,992	$1,784,042

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 1,513,438
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in commissions receivable	(98,159)
Increase in interest receivable	(8,478)
Decrease in other receivables	54,891
Increase in commissions payable	8,943
Increase in accrued liabilities	139,438
Net cash provided by operating activities	1,610,073
Cash flows from financing activities:	
Distributions to shareholder	(857,950)
Net cash used in financing activities	(857,950)
Net increase in cash and cash equivalents	752,123
Cash and cash equivalents, beginning of year	1,505,367
Cash and cash equivalents, end of year	$ 2,257,490

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Sammons Securities Company, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware in July 2001 with Sammons Financial Holdings, Inc. and Jerome S. Rydell as members. During 2002, Sammons Financial Holdings, Inc transferred its ownership interest in the Company to Sammons Securities Inc. The members have equal sharing percentages.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

The Company offers to its customers various investment products including mutual funds, equity and fixed income securities, variable life insurance and variable annuity contracts through independent registered representatives in 451 branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing Corporation ("FCC").

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue includes mutual fund concession income, general securities commissions and insurance product commissions which are recorded on a trade date or accrual basis.

Commission expense paid to registered securities representatives is recorded on a trade date or accrual basis.

The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and FCC. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days.

3. Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As a result, no income tax expense has been recognized by the Company.

4. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company currently owned by Jerome S. Rydell and Sammons Securities, Inc. B-D Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), an affiliate of the Company, whereby B-D Ops will provide such services to the Company and SFC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resultant from services provided to the Company and SFC. Management fees are split between the Company and SFC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

The Company also receives services from Midland National Life Insurance Company ("Midland"). Midland provides marketing, compliance, and sales assistance to the Company through its office in Sioux Falls, SD. The management fees paid to Midland from the Company are computed using a percentage of commission revenues.

Included in the statement of income is $2,496,111 relating to management fees to B-D Ops. Included in accrued liabilities on the statement of financial condition at December 31, 2004 is $136,166 relating to the management fees payable to B-D Ops and $68,589 relating to Midland National Life Insurance Company.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

The Company has some pending arbitrations as of December 31, 2004. The arbitrations have been brought against the Company for damages in the execution of securities transactions. At December 31, 2004, the Company recorded a charge of $50,000 in connection with these matters.

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

6. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,578,600 which was $1,484,640 in excess of its required net capital of $93,961. The Company's ratio of aggregate indebtedness to net capital was .89 to 1. The Company claims exemption from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

7. **Concentrations of Credit Risk**

The Company maintains its cash balances in several accounts with financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balance with these financial institutions was $2,081,994. At December 31, 2004, cash and cash equivalents includes $75,497 of cash on deposit with FCC.

8. **Interest Income**

The Company earns interest on its cash balances with financial institutions. A majority of the interest income is earned through the relationship with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances, and margin borrowings of customers introduced by the Company. For the year ended December 31, 2004, the Company earned $152,519 in interest through its relationship with FCC.

9. **Other Expenses**

Other expenses on the statement of income include various expenses such as computer related expenses, conference costs, legal fees, and other expenses incurred in the normal course of business.

Supplemental Schedules

Sammons Securities Company, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 December 31, 2004

Supplemental Schedule I

Net capital		
Total members' equity qualified for net capital		$ 1,784,042
Deductions and/or charges:		
Total non-allowable assets		(116,717)
Other deductions and/or charges		(88,725)
Total deduction		(205,442)
Net capital		$ 1,578,600
Aggregate indebtedness from statement of financial condition		$ 1,409,409
Computation of basic net capital requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 93,960
Minimum dollar net capital requirement	(B)	$ 50,000
Net capital requirement (greater of (A) or (B))		$ 93,960
Excess net capital (net capital, less net capital requirement)		$ 1,484,640
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 1,437,659
Ratio: Aggregate indebtedness to net capital		.89 to 1

There are no material differences between the above computation and the Company's amended unaudited Part IIA – Focus as filed on February 24, 2005.

Sammons Securities Company, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2004 **Supplemental Schedule II**

Sammons Securities Company, LLC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2) of Rule 15c3-3. At December 31, 2004, Sammons Securities Company, LLC does not hold customer funds nor safekeep customer securities.

There are no differences between the above statement and the Company's amended unaudited Part IIA-Focus as filed on February 24, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Members of
Sammons Securities Company, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Sammons Securities Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2005